April 9, 2025

Howard Lee
Chief Executive Officer
Lucas GC Limited
Room 5A01, 4th Floor
Air China Building, Xiaoyun Road
Sanyuanqiao, Chaoyang District
Beijing 100027, China

       Re: Lucas GC Limited
           Draft Registration Statement on Form F-1
           Submitted April 1, 2025
           CIK No. 0001954694
Dear Howard Lee:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology